UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 35, 36 and 1)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person  Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 41.7
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Barrack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 41.7
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 41.7
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 41.7
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES:  This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”), (3) the Schedule 13D originally filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”) on November 7, 2007 (the “Voteco Schedule 13D”) and (4) the Schedule 13D originally filed by Thomas J. Barrack, Jr. (“Mr. Barrack”) on November 7, 2007 (the “Thomas Barrack Schedule 13D”).  Each of Voteco, Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

Item 4.      Purpose of Transaction

The Reporting Persons or their affiliates, including, in the case of Mr. Barrack, funds managed by Colony Capital, LLC or Colony Advisors, LLC, may purchase notes, other debt obligations, or equity interests of Station Casinos, Inc. (the “Issuer”) in the open market, privately negotiated transactions or otherwise, for investment purposes.  Any such purchases may be undertaken directly or indirectly, individually or jointly, by the Reporting Persons or their affiliates.  Any notes, other debt obligations, or equity interests purchased by a Reporting Person or their affiliates may be resold in the sole discretion of the person that acquired such interests.

None of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing  evaluation of this investment and their investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with  respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

This Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D.

Item 7.      Material to Be Filed as Exhibits

Exhibit 7.02	Joint Filing Agreement, dated as of November 10, 2008, by and among Frank J. Fertitta, Lorenzo J. Fertitta, Thomas J. Barrack, Jr. and FCP Voteco, LLC, a Delaware limited liability company.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

FCP VOTECO, LLC

By:	/s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Co-President

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.